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HYPOTHEKENBANK IN ESSEN AG

SUPPL

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 201/81 35-0
Fax: +49 (0) 201/81 35-200

SEC MAIL PROCESSING RECEIVED OCT 28 2002 WASH. D.C. 155 SECTION

02055568

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	17.10.02

File No. 824883 – Press release concerning Essen Hyp's Interim Report as of September 30, 2002 and Essen Hyp's website as of September 30, 2002

Dear Sir or Madam,

Please find enclosed press release concerning Essen Hyp's Interim Report as of September 30, 2002 (English and German version) and Essen Hyp's website as of September 30, 2002 (English version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

Thank you very much for your assistance.

Yours faithfully,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Hypothekenbank in Essen
Aktiengesellschaft

Meierkamp Frei

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

To:
Hypothekenbank in Essen
Aktiengesellschaft
Ms. Claudia Freie
Gildehofstraße 1
D-45127 Essen
Germany

Date:

File No. 824883 – Receipt of Information sent by Hypothekenbank in Essen AG

We hereby confirm that we have received the following information:

- Essen Hyp's press release concerning the Interim Report as of September 30, 2002 (English and German version)
- Essen Hyp's website as of September 30, 2002 (English version)

Yours faithfully

(stamp/signature)

HYPOTHEKENBANK IN ESSEN AG

Pressemitteilung zum Quartalsabschluss per 30.09.2002

„Trotz des äußerst angespannten gesamtwirtschaftlichen Umfelds kann die Hypothekenbank in Essen AG auf einen erfreulichen Geschäftsverlauf in den ersten drei Quartalen im Jahre 2002 zurück blicken", so der Vorstandsvorsitzende Hubert Schulte-Kemper.

Das Betriebsergebnis belief sich zum 30.09.2002 auf € 95,8 Mio. (€ 94,3 Mio.) bei einer Bilanzsumme von € 69,8 Mrd. (per 31.12.2001: € 69,6 Mrd.).

Seit Beginn des Jahres befindet sich die Weltwirtschaft wieder auf leichtem Expansionskurs. „Insbesondere aufgrund der Abhängigkeit der Weltwirtschaft von den USA, aber auch aufgrund weiterer Gefahren für den globalen Aufschwung wie der anhaltenden Schwäche an den Aktienmärkten weltweit oder dem starken Ölpreisanstieg, steht dieser Wachstumskurs jedoch keinesfalls auf einem stabilen Fundament", erklärte Schulte-Kemper. Vor diesem Hintergrund habe die EZB ihre Zinserhöhungsneigung, die sie bis zum Sommer diesen Jahres aufgrund der immer noch über 2 % liegenden Inflationsrate im Euro-Währungsgebiet zeigte, aufgegeben, so Schulte-Kemper weiter.

In den letzten Wochen werde nunmehr von den Kapitalmarktteilnehmern eine Lockerung der monetären Zügel durch die EZB noch in diesem Jahr erwartet. Diese geänderte Einschätzung der Zinslandschaft hat, zusammen mit „Safe-Haven"-Käufen infolge der Aktienkursschwäche, zu einem deutlichen Renditerückgang über alle Laufzeitbereiche hinweg geführt.

Laut Schulte-Kemper hat die Essen Hyp frühzeitig diese Entwicklungen eskomptiert und ihre Aktiv-/ Passivsteuerung entsprechend positioniert. Demgemäss kann die Essen Hyp jetzt diese Früchte ernten und im ansonsten rückläufigen Staatskreditgeschäft das Zusagevolumen von € 10,8 Mrd. im Vorjahr auf € 12,5 Mrd. im Berichtszeitraum erhöhen.

Form 1010-0696

Dieses Volumen teile sich in € 3,8 Mrd. (€ 4,0 Mrd.) für Darlehen an öffentliche bzw. öffentlich-rechtliche Adressen und € 8,7 Mrd. (€ 6,8 Mrd.) für deckungsfähige fremde Wertpapiere auf. Nicht deckungsfähige fremde Wertpapiere wurden mit einem Volumen von € 1,8 Mrd. (€ 3,1 Mrd.) in den Bestand genommen.

Im Bereich der Immobilienfinanzierungen konnte der bereits im ersten Halbjahr eingeleitete erfreuliche Trend fortgesetzt werden. Im Zuge der intensivierten Bemühungen im Hypothekengeschäft, insbesondere bei gewerblichen Immobilien im Ausland, wurden die hochgesteckten Ziele der Bank erfüllt.

Der Vorstandsvorsitzende betonte aber, dass auch das Geschäft mit den privaten Einmalbauherren im Fokus der Bank bleibe und entscheidend von der Zuführung durch die Muttergesellschaft, der Commerzbank AG, profitiere. Hier hat sich die Bank im Speziellen auch durch Sonderkontingente für junge Familien im Markt profiliert. Zusätzliche Unterstützung ihres Hypothekengeschäfts erfährt die Bank ab dem vierten Quartal diesen Jahres durch einen großen Vermittler, der über die Commerzbank privates Hypothekengeschäft der Essen Hyp zuführen wird.

Insgesamt konnte laut Schulte-Kemper in den ersten drei Quartalen ein Neugeschäft von € 927 Mio. (€ 618 Mio.) abgeschlossen werden. Hiervon entfallen € 487 Mio. (€ 426 Mio.) auf den privaten Sektor und € 440 Mio. (€ 192 Mio.) auf gewerbliche Immobilienfinanzierungen.

Auch die Expansion des Hypothekengeschäfts im Ausland schreite erfolgreich voran und unterstreiche damit die international ausgelegte Geschäftspolitik der Bank, wie Schulte-Kemper anfügte.

Form 1010-0696

Bis zum 30.09.2002 sei Hypothekenneugeschäft im europäischen Ausland mit einem Volumen von € 278 Mio. (€ 0 Mio.) abgeschlossen worden. Der Großteil der Kredite wurde in Großbritannien herausgelegt. Hierfür zeichnete in erheblichen Maße die in London ansässige Repräsentanz der Bank verantwortlich, die sich sehr gut am Markt etabliert hat. Zielmärkte der Essen Hyp in Europa bleiben weiterhin Großbritannien, Frankreich, die BeNeLux-Staaten und Spanien. Auch in Frankreich wird zu Beginn des kommenden Jahres eine Repräsentanz mit Sitz in Paris die Vertriebsaktivitäten unterstützen.

Neben diesen europäischen Staaten legt die Bank ein Hauptaugenmerk im internationalen Hypothekengeschäft auf den US-amerikanischen Immobilienmarkt. Die Eröffnung einer Repräsentanz in New York sei für Anfang 2003 vorgesehen, erste Engagements seien aber nach der Novelle des Hypothekenbankgesetzes im Juli dieses Jahres schon abgeschlossen worden.

Zur Refinanzierung des Aktivgeschäfts hat die Bank Wertpapiere mit einem Volumen von € 16,9 Mrd. (€ 22,5 Mrd.) emittiert. Zur kurzfristigen Mittelbeschaffung bediente sich die Bank auch des Commercial Paper Program, das im Jahresverlauf ein Volumen von € 8,6 Mrd. (€ 7,8 Mrd.) erreicht hat.

„Der Zins- und Provisionsüberschuss konnte mit € 151,0 Mio. gegenüber dem Vorjahreswert (€ 140,6 Mio.) um 7,4 % gesteigert werden“, so Schulte-Kemper, „obwohl sich infolge der vermehrten Zuführungen im kleinvolumigen Retailgeschäft die Provisionsaufwendungen naturgemäß erhöht haben“.

Die Verwaltungsaufwendungen konnten mit € 17,0 Mio. (€ 17,2 Mio.) auf niedrigem Niveau gehalten werden.

Schulte-Kemper verwies auf die äußerst niedrige Relation der Verwaltungsaufwendungen zum Zins- und Provisionsüberschuss (Cost-Income-Ratio) mit 11,3 %, die auch im Branchenvergleich einen hervorragenden Wert darstelle und die sehr schlanke und effiziente Kostenstruktur der Essen Hyp belege.

Die Risikovorsorge sei mit € 47,0 Mio. um € 6,9 Mio. höher als im Vorjahr dotiert worden und decke, bei sehr konservativer Einschätzung, alle erkennbaren Kreditrisiken ab.

Der Saldo der sonstigen betrieblichen Aufwendungen und Erträge ist mit € 8,8 Mio. um € 2,2 Mio. geringer als im Vorjahr, in den allerdings als Einmaleffekt die Veräußerung von Bankbeteiligungen eingegangen sei, so Schulte-Kemper. Somit erreichte die Essen Hyp ein Vorsteuerergebnis zum 30.09.2002 in Höhe von € 95,8 Mio. (€ 94,3 Mio.) oder plus 1,6 % gegenüber dem Vorjahreszeitraum.

Als Ausblick auf das letzte Quartal des Jahres zeigte sich Schulte-Kemper nach dem bisher guten Verlauf des Geschäftsjahres optimistisch. Insbesondere die erfolgreich umgesetzte Neuausrichtung der Essen Hyp im Immobilienfinanzierungsgeschäft lasse ihn sehr zuversichtlich in die Zukunft blicken. Neben einer angemessenen Ausschüttung an die Aktionäre stehe auch die Gewinnthesaurierung im Blickpunkt, um die Wachstumsstrategie im Hypothekengeschäft zu unterstützen, so Schulte-Kemper.

HYPOTHEKENBANK IN ESSEN AG

Kennzahlen der Hypothekenbank in Essen AG

	30.09.2002 in Mio. €	30.09.2001 in Mio. €	Veränderung in %
Aktivneugeschäft			
Staatskredite und fremde Wertpapiere	14.253,6	13.866,4	2,8 %
Hypothekendarlehen	926,6	618,2	49,9 %
Passivneugeschäft			
Mittel-/langfristig			
Pfandbriefe und sonstige Schuldverschreibungen	7.358,2	13.488,1	-45,4 %
Kurzfristig	9.516,1	8.981,7	5,9 %
davon CP-Program	8.571,2	7.775,0	10,2 %
(aktuelle Ausnutzung)	1.537,6	1.975,3	
GuV Rechnung			
Zins- und Provisionsüberschuss	151,0	140,6	7,4 %
Verwaltungsaufwendungen	17,0	17,2	-1,2 %
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	8,8	11,0	-20,0 %
Betriebsergebnis vor Risikovorsorge	142,8	134,4	6,2 %
Risikovorsorge	-47,0	-40,1	17,2 %
Betriebsergebnis	95,8	94,3	1,6 %

	30.09.2002 in Mio. €	31.12.2001 in Mio. €	Veränderung
Zahlen aus der Bilanz			
Bilanzsumme	69.844,9	69.553,1	0,4 %
Forderungen			
Hypothekenkredite	3.542,7	3.002,6	18,0 %
Kommunalkredite	36.354,9	36.841,4	-1,3 %
fremde Wertpapiere	24.101,0	24.349,4	-1,0 %
Verbindlichkeiten			
Hypothekenpfandbriefe	1.740,4	1.305,5	33,3 %
öffentliche Pfandbriefe	53.005,1	54.519,1	-2,8 %
Eigenkapitalkomponenten			
Gezeichnetes Kapital	201,3	201,3	0,0 %
Rücklagen	352,6	352,6	0,0 %
Genussrechte	278,6	278,6	0,0 %
Nachrangige Verbindlichkeiten	295,9	298,5	-0,9 %

HYPOTHEKENBANK IN ESSEN AG

Zahlen aus der Gewinn - und Verlustrechnung HGB	Mio. Euro 01.01. - 30.09.2002	Mio. Euro 01.01. - 30.09.2001	Veränderungen Mio. €	%
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinsliche Wertpapieren und Schuldbuchforderungen	2.369,8	2.342,1	27,7	1,2
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	40,2	23,4	16,8	71,8
Zinsaufwendungen	2.251,8	2.218,7	33,1	1,5
Zinsüberschuss	**158,2**	**146,8**	**11,4**	**7,8**
Provisionserträge	1,1	0,1	1,0	1.000,0
Provisionsaufwendungen	8,3	6,3	2,0	31,7
Provisionsergebnis	-7,2	-6,2	-1,0	16,1
Zins - und Provisionsüberschuss	**151,0**	**140,6**	**10,4**	**7,4**
Löhne und Gehälter	7,1	6,6	0,5	7,6
Soziale Abgaben	1,1	1,3	-0,2	-15,4
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	8,8	9,3	-0,5	-5,4
Verwaltungsaufwendungen	17,0	17,2	-0,2	-1,2
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	8,8	11,0	-2,2	-20,0
Betriebsergebnis vor Risikovorsorge	**142,8**	**134,4**	**8,4**	**6,2**
Risikovorsorge	-47,0	-40,1	-6,9	17,2
Betriebsergebnis	**95,8**	**94,3**	**1,5**	**1,6**

Durchschnittzahl der Beschäftigten	**132**	**133**
darunter:		
Teilzeitbeschäftigte und Auszubildende	12	14

HYPOTHEKENBANK IN ESSEN AG

Zahlen aus der Bilanz	Mio. Euro 30.09.2002	Mio. Euro 31.12.2001	Veränderungen Mio. €	%
Forderungen an Kreditinstitute	**15.593,9**	**15.462,3**	**131,6**	**0,9**
a) Hypothekendarlehen	2,1	2,1	0,0	0,0
b) Kommunalkredite	12.447,9	12.771,1	-323,2	-2,5
c) andere Forderungen	3.143,9	2.689,1	454,8	16,9
Forderungen an Kunden	**27.464,7**	**27.084,4**	**380,3**	**1,4**
a) Hypothekendarlehen	3.540,6	3.000,5	540,1	18,0
b) Kommunalkredite	23.907,0	24.070,3	-163,3	-0,7
c) andere Forderungen	17,1	13,6	3,5	25,7
Schuldverschreibungen u. and. festverz. Wertp.	**24.851,9**	**25.072,2**	**-220,3**	**-0,9**
a) Anleihen und Schuldverschreibungen	24.101,0	24.349,4	-248,4	-1,0
b) eigene Schuldverschreibungen	750,9	722,8	28,1	3,9
Verbindlichkeiten gegenüber Kreditinstituten	**8.872,4**	**6.509,9**	**2.362,5**	**36,3**
a) Hypotheken-Namenspfandbriefe	58,7	68,4	-9,7	-14,2
b) Öffentliche Namenspfandbriefe	399,3	364,6	34,7	9,5
c) andere Verbindlichkeiten	8.414,4	6.076,9	2.337,5	38,5
Verbindlichkeiten gegenüber Kunden	**2.692,7**	**2.516,4**	**176,3**	**7,0**
a) Hypotheken-Namenspfandbriefe	676,9	617,6	59,3	9,6
b) Öffentliche Namenspfandbriefe	1.469,0	1.535,4	-66,4	-4,3
c) andere Verbindlichkeiten	546,8	363,4	183,4	50,5
Verbriefte Verbindlichkeiten	**56.710,1**	**58.980,2**	**-2.270,1**	**-3,8**
a) Hypothekenpfandbriefe	1.004,7	619,5	385,2	62,2
b) Öffentliche Pfandbriefe	51.136,8	52.619,1	-1.482,3	-2,8
c) sonstige Schuldverschreibungen	4.568,6	5.741,6	-1.173,0	-20,4
Nachrangige Verbindlichkeiten	**295,9**	**298,5**	**-2,6**	**-0,9**
Genußrechtskapital	**278,6**	**278,6**	**0,0**	**0,0**
Eigenkapital	**553,9**	**553,9**	**0,0**	**0,0**
a) gezeichnetes Kapital	201,3	201,3	0,0	0,0
b) Rücklagen	352,6	352,6	0,0	0,0
Bilanzsumme	**69.844,9**	**69.553,1**	**291,8**	**0,4**

Form 1010-0696

HYPOTHEKENBANK IN ESSEN AG

Press Release

concerning the Interim Report of Hypothekenbank in Essen AG as of September 30, 2002

"Despite the difficult overall economic setting, Hypothekenbank in Essen AG is able to report a satisfactory business result for the first three quarters of 2002," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors.

The operating result as of September 30, 2002 came to €95.8m (€94.3m), while the balance sheet total stood at €69.8bn (€69.6bn as of 31.12.2001).

Since the beginning of the year, the world economy has returned to a slightly expansionary course. "However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices, this economic upturn is on shaky ground," Mr. Schulte-Kemper explained. Against this background, the ECB abandoned its bias to raise interest rates, which it had maintained until summer this year due to the fact that inflation in the euro area continued to exceed the ECB's 2% target.

Over the past few weeks, however, more and more capital market participants have come to expect that the ECB will loosen its monetary reins before the end of this year. This revised assessment of the interest rate environment, in conjunction with "safe haven" purchases resulting from ailing stock markets, led to a sharp decline in yields for all maturity segments.

According to Mr. Schulte-Kemper, Essen Hyp anticipated these developments in advance and adopted adequate strategies in its asset and liabilities management. Now the bank can reap the fruit of its labor. Contrary to the sector as a whole, Essen Hyp is able to report an increase to €12.5bn in its public-sector lending business, over €10.8bn in the previous year.

Of this amount, loans to public-sector entities and institutions governed by public law account for €3.8bn (€4.0bn), while €8.7bn (€6.8bn) relate to securities issued by other borrowers, which are eligible for cover. In addition to this, the bank took securities issued by other borrowers, which are not eligible for cover, amounting to €1.8bn (€3.1bn) onto its books.

As far as property financing is concerned, Essen Hyp succeeded in continuing the positive trend that was already visible in the first half of this year. Having made substantial efforts to expand its mortgage lending activities, and in particular lending against commercial

properties outside Germany, Essen Hyp was able to fulfill its ambitious business objectives in this segment.

Mr. Schulte-Kemper emphasized that domestic retail lending, which is greatly benefiting from the allocation of new loans by Essen Hyp's parent company, the Commerzbank AG, will continue to play an important role in the bank's business strategy. The bank succeeded in strengthening its market position in this business segment, especially by offering loans to young families at preferential terms. Essen Hyp's position in retail lending will be further buttressed by the fact that a major loan broker will forward retail loans to Essen Hyp via the Commerzbank, starting in the final quarter of this year.

According to Mr. Schulte-Kemper, Essen Hyp's new mortgage lending commitments totaled €927m (€618m) as of September 30, 2002. Of this figure, private mortgage lending accounted for €487m (€426m), while €440m (€192m) related to commercial property financing transactions.

Mr. Schulte-Kemper added that the expansion of Essen Hyp's international property financing activities is making great strides, which reflects the bank's international orientation.

As of September 30, 2002, Essen Hyp's new European mortgage lending commitments, less Germany, totaled €278m (€2.0m), with the UK accounting for the vast majority of this figure. This success is to a great extent due to the bank's UK representative office, which has quickly made a name for itself on the market. The United Kingdom, France, the Benelux countries and Spain continue to be Essen Hyp's key property markets in Europe. The bank's property financing activities will be additionally boosted by a new representative office in Paris, which will be opened in the beginning of 2003.

Apart from these European countries, Essen Hyp's particular focus is on mortgage lending in the United States. The bank plans to open a representative office in New York in the beginning of 2003. Indeed, the first loan agreements were concluded in July this year, following the amendment of the German Mortgage Bank Act (*HBG*).

In order to refinance the bank's lending activities, bonds totaling €16.9bn (€22.5bn) were placed on the capital markets. In addition to this, Essen Hyp made use of its Commercial Paper Program for short-term funding. The total volume of funds raised under this program came to €8.6bn in the first three quarters of 2002 (€7.8bn).

"Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4% and came to €151.0m against €140.6m in the previous year," Mr. Schulte-Kemper reported.

At the same time, general operating expenses were kept at their low level and stood at €17.0m (€17.2m).

Mr. Schulte-Kemper pointed to the bank's highly favorable cost income ratio of just 11.3% - an excellent figure compared to its competitors, which also clearly reflects the lean and cost-efficient organizational structure of Hypothekenbank in Essen AG.

Provision for possible loan losses was increased by €6.9m and came to €47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks.

The balance of other operating income and expenses totaled €8.8m, which is a decrease by €2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to €95.8m (€94.3m), a 1.6% increase over the previous year.

Looking back on the satisfactory business development in the first three quarters of this year, Mr. Schulte-Kemper took an optimistic view with regard to the final quarter. Especially in view of the successful intensification of the bank's property financing activities, Essen Hyp faces the future with confidence. However, Mr. Schulte-Kemper stressed that, besides the distribution of a satisfactory dividend to the bank's shareholders, it will be important to retain profits in order to back the bank's growth strategy in the property financing segment.

HYPOTHEKENBANK IN ESSEN AG

Key Figures of Hypothekenbank in Essen AG

	30.09.2002 in € m	30.09.2001 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	14,253.6	13,866.4	2.8 %
Mortgage loans	926.6	618.2	49.9 %
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	7,358.2	13,488.1	-45.4 %
Short-term	9,516.1	8,981.7	5.9 %
of which: CP Program	8,571.2	7,775.0	10.2 %
(current program utilization)	1,537.6	1,975.3	
Profit and loss account			
Net interest and commission income	151.0	140.6	7.4 %
General operating expenses	17.0	17.2	-1.2 %
Balance of other operating income and expenses	8.8	11.0	-20.0 %
Operating result before provision for possible loan losses	142.8	134.4	6.2 %
Provision for possible loan losses	-47.0	-40.1	17.2 %
Operating result	95.8	94.3	1.6 %

	30.09.2002 in € m	31.12.2001 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	69,844.9	69,553.1	0.4 %
Claims			
Mortgage loans	3,542.7	3,002.6	18.0 %
Public-sector loans	36,354.9	36,841.4	-1.3 %
Securities issued by other borrowers	24,101.0	24,349.4	-1.0 %
Liabilities			
Mortgage *Pfandbriefe*	1,740.4	1,305.5	33.3 %
Public-sector *Pfandbriefe*	53,005.1	54,519.1	-2.8 %
Capital structure			
Subscribed capital	201.3	201.3	0.0 %
Reserves	352.6	352.6	0.0 %
Profit-sharing certificates	278.6	278.6	0.0 %
Subordinated liabilities	295.9	298.5	-0.9 %

Hypothekenbank in Essen AG
Accounting and Taxes Department

HYPOTHEKENBANK IN ESSEN AG

Figures from the profit and loss account (HGB*)	in € m Jan 1 - Sep 30, 2002	in € m Jan 1 - Sep 30, 2001	Change in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2.369,8	2.342,1	27,7	1,2
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	40,2	23,4	16,8	71,8
Interest paid	2.251,8	2.218,7	33,1	1,5
Net interest income	**158,2**	**146,8**	**11,4**	**7,8**
Commission received	1,1	0,1	1,0	1.000,0
Commission paid	8,3	6,3	2,0	31,7
Net commission income	-7,2	-6,2	-1,0	16,1
Net interest and commissoin income	**151,0**	**140,6**	**10,4**	**7,4**
Wages and salaries	7,1	6,6	0,5	7,6
Compulsory social security contributions	1,1	1,3	-0,2	-15,4
Other administrative expenses, including depreciation on tangible assets	8,8	9,3	-0,5	-5,4
General operating expenses	17,0	17,2	-0,2	-1,2
Balance of other operating income and expenses	8,8	11,0	-2,2	-20,0
Operating result before provision for possible loan losses	**142,8**	**134,4**	**8,4**	**6,2**
Provision for possible loan losses	-47,0	-40,1	-6,9	17,2
Operating result	**95,8**	**94,3**	**1,5**	**1,6**

Average number of staff	**132**	**133**
of which:		
part-time staff and trainees	12	14

***HGB: German Commercial Code**

Form 1010-0696...

Hypothekenbank in Essen AG
Accounting and Taxes Department

HYPOTHEKENBANK IN ESSEN AG

Figures from the balance sheet (HGB*)	in € m Sep 30, 2002	in € m Dec 31, 2001	Change in € m	Change in %
Claims on banks	**15.593,9**	**15.462,3**	**131,6**	**0,9**
a) mortgage loans	2,1	2,1	0,0	0,0
b) public-sector loans	12.447,9	12.771,1	-323,2	-2,5
c) other claims	3.143,9	2.689,1	454,8	16,9
Claims on customers	**27.464,7**	**27.084,4**	**380,3**	**1,4**
a) mortgage loans	3.540,6	3.000,5	540,1	18,0
b) public-sector loans	23.907,0	24.070,3	-163,3	-0,7
c) other claims	17,1	13,6	3,5	25,7
Bonds and other fixed income securities	**24.851,9**	**25.072,2**	**-220,3**	**-0,9**
a) bonds and notes	24.101,0	24.349,4	-248,4	-1,0
b) bonds and notes issued by Hypothekenbank in Essen AG	750,9	722,8	28,1	3,9
Liabilities to banks	**8.872,4**	**6.509,9**	**2.362,5**	**36,3**
a) registered mortgage *Pfandbriefe* issued	58,7	68,4	-9,7	-14,2
b) registered public-sector *Pfandbriefe* issued	399,3	364,6	34,7	9,5
c) other liabilities	8.414,4	6.076,9	2.337,5	38,5
Liabilities to customers	**2.692,7**	**2.516,4**	**176,3**	**7,0**
a) registered mortgage *Pfandbriefe* issued	676,9	617,6	59,3	9,6
b) registered public-sector *Pfandbriefe* issued	1.469,0	1.535,4	-66,4	-4,3
c) other liabilities	546,8	363,4	183,4	50,5
Securitized liabilities	**56.710,1**	**58.980,2**	**-2.270,1**	**-3,8**
a) mortgage *Pfandbriefe* issued	1.004,7	619,5	385,2	62,2
b) public-sector *Pfandbriefe* issued	51.136,8	52.619,1	-1.482,3	-2,8
c) other bonds and notes	4.568,6	5.741,6	-1.173,0	-20,4
Subordinated liabilities	**295,9**	**298,5**	**-2,6**	**-0,9**
Profit-sharing certificates	**278,6**	**278,6**	**0,0**	**0,0**
Capital and reserves	**553,9**	**553,9**	**0,0**	**0,0**
a) subscribed capital	201,3	201,3	0,0	0,0
b) capital reserve	352,6	352,6	0,0	0,0
Balance sheet total	**69.844,9**	**69.553,1**	**291,8**	**0,4**

*HGB: German Commercial Code

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Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook negative)	A (outlook negative)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

- Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
- Moody's — Rating analysis as of June 2002.
- Fitch — Extract; the complete report can be obtained from Fitch.

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Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2002/2003

Economic Growth

No doom and gloom - it's full steam ahead!

Once again, the U.S. economy did better than was forecasted by economists of investment banks and research institutes. According to the December 2001 Bloomberg economic survey, the U.S. GDP was projected to contract by 1.4% in the fourth quarter of 2001 and by 0.1% in the first quarter of 2002 (annualized rates). In fact, however, the U.S. economy grew by 1.7% and 6.1% in the two quarters referred to above. In light of this better-than-expected economic news, the investment banks and research institutes surveyed by the British company "Consensus Forecasts" were bound to revise upwards their growth forecast for the year 2002 as a whole from 0.7% in November 2001 to 2.7% in June 2002. At the same time, warnings that the economy might head for a double dip, in the headlines for months, have become less frequent in recent times [1]. Nevertheless, capital and money market participants still seem to doubt the sustainability of the present economic recovery. What other explanation could there be for the U.S. stock market malaise, falling bond market yields and the downward pressure on the dollar's external value? Bruce Steinberg, Chief Economist at Merrill Lynch hit the nail on the head when describing the situation: "The economy and the financial markets remain in parallel universes."

According to some capital market players the fact that the 2001 recession was comparatively mild necessarily implies a restrained recovery of the U.S. economy. In contrast to this, however, an analysis by two economists from the Federal Reserve Bank of St. Louis came to the conclusion that there is no significant correlation between the severity of a recession and the strength of the subsequent economic recovery [2]. The average GDP growth rate during an economic upturn - this being defined as the four consecutive quarters after the economy has bottomed out - hit as much as 7.5% after Word War II [3]. Against this background, even the growth forecast of Merrill Lynch, currently the most optimistic U.S. investment bank, which expects economic activity to move up by 4% in each of the three coming quarters [4], has to be regarded as moderate.

Other pessimists evoke a credit crunch scenario, referring to the allegedly high debt levels of U.S. companies and consumers. However interest payments from non-financial U.S. companies (measured by their cash flow) stayed slightly below the long-term average at the beginning of this year. In contrast to this, the consumers' interest burden has indeed reached a historic peak. During the first quarter of 2002 debt service payments for consumer and mortgage loans stood at 14.1% of the disposable personal income - thus nearly hitting the record level seen in the last quarter of 1986. However, at that time this did not at all hamper the consumers' spending spree. In the two subsequent years, i.e. 1987 and 1988, private consumption grew by 3.0% and 4.3% respectively. Besides, in its July 2001 Monthly Bulletin the Federal Reserve mentioned two further reasons, which put the consumer debt levels into perspective [5]. Firstly, the percentage of families who own their home increased from 63.9% at the beginning of 1991 to 67.5% at the beginning of 2001. Thus, rent payments were basically converted into the repayment of home mortgages. Furthermore, the increased use of credit cards for transaction purposes automatically entails higher

average debt levels, even if credit card balances are fully settled when due. Furthermore, economic pessimists often disregard the fact that the consumers' net assets continue to exceed their personal disposable income by five times, despite the dismal stock market situation. This is not least due to the sharp advance in home prices. The fact that a worrying increase of delinquency rates on consumer loans at U.S. commercial banks is not observable further corroborates our argumentation.

Indeed, at 2.7% in the first quarter of 2002, the percentage of delinquent loans in the total loan volume was historically low. In the light of the brightening economic prospects, the reluctance of commercial banks to grant new loans, and corporate loans in particular, has started to ebb away. In addition to this, the fact that the yield spread between corporate bonds with a BAA rating and long-term government bonds has basically remained unchanged for two years indicates that U.S. companies do not meet with major obstacles when tapping the capital markets, with the exception of the Commercial Paper market. And, last but not least, the anticipated sharp rise in corporate profits will leave more scope for an internal funding of corporate investment. Consequently the question why the alleged over-indebtedness in the United States might cause a credit crunch in an economic recovery of all scenarios remains unanswered. And, even more, when looking at the data on private household debt levels in the G7 countries, which were published by the OECD, this credit crunch would sooner materialize in Germany than in the United States. [6]

Against this background, we continue to believe that economic recovery is under way. Our optimistic stance is buttressed by the following arguments:

- First of all, the rebound in inventory investment has to be mentioned. In the first quarter of 2002, inventory investment contributed more than three percentage points to U.S. GDP growth, while it had weighed on the GDP growth rate during the six preceding quarters. In 2001, inventory liquidations had reduced GDP growth by 1.2 percentage points. So now the opposite effect can be expected, with restocking bolstering economic growth during several quarters as from 2002. Contrary to the forecasts by the double dippers there is no reason to fear that the U.S. economy might slide back into recession after the completion of these inventory adjustments. Production for restocking purposes generates income, which in turn will create additional potential for final domestic demand. When looking at post-World War II developments, a renewed GDP contraction resulting from a lack in final demand materialized only ever once, i.e. during the 1973-75 recession. Given that the total number of complete recessions during this period came to nine, the double dip scenario is an exception rather than the rule.

- There will be a sharp increase in public spending as the U.S. government plans to significantly raise defense expenditures.

- The reduction of personal income tax, a prolongation of the entitlement to unemployment benefits, higher tax refunds, low interest rates on consumer loans, falling energy prices and rising home prices provide a powerful stimulus to private consumption. These factors have assisted in moving consumer spending up by an annualized rate of 3.3% in the first quarter of 2002, even though auto sales saw a decline. Over the coming quarters, private consumption will be bolstered by an increase in the total volume of wage payments. Higher employment levels will more than compensate the decelerating growth rate of wages per hour. Another argument in favor of robust consumer spending is the fact that real estate markets continue to prosper thanks to low mortgage loan rates. This, in turn, is set to stimulate demand for housing-related items.

- Exports will benefit from brightening global economic prospects and the weaker U.S. dollar.

- Corporate investment, which has often been considered as the problem child of the U.S. upturn, is set to regain momentum in the coming quarters. First of all, investment in information technology soared by an annualized rate of 8.6% as early as in the first quarter of this year. The overall decline in private fixed investment was mostly due to sluggish investment in structures -a segment which tends to lag behind the economic cycle. Secondly, in view of the short depreciation periods, the double-digit increase in investment in equipment and software in 1998 and 1999 gives reason to expect that the equipment bought at that time will be replaced in the course of this and the next year. Furthermore, in the wake of the slump in investment activity in 2001, the share of investment in equipment and software in the overall GDP has been on the decline and currently stands at the level of year-end 1998. It can thus be assumed that most of the investment bubble has vanished by now. Thirdly, the positive development of corporate profits, which we regard by far as the most important determinant for investment-decisions, will even further fuel investment activity. NIPA profits after tax exceeded the previous year's level by as much as 11% in the first quarter of this year. Thanks to the impressive increase in labor productivity during the last two quarters and a less pronounced increase in wages per hour, U.S. companies succeeded in bringing down unit labor costs [7]. This leads to a widening of profit margins even in an environment that is characterized by price stability. Unit labor costs are set to drop even further, given that the acceleration in productivity, partially cyclical, will continue in the coming quarters, and that the dismal labor market situation in 2001 will have retarding effects on this year's wage development. As a result profit margins will widen even further. Combined with the cyclical move-up in sales this development will translate into soaring corporate profits.

Taking all these factors into account, we expect the U.S. economy to grow by 2.9% in 2002 and 3.9% in 2003.

Development of Consumer Prices

Inflation risks are not in sight

Due to falling energy prices the year-on-year growth rate of the consumer price index fell from 3.7% at the beginning of the year to a low of 1.1% in February 2002. In May, inflation stood at 1.2%. Core inflation hovered around 2.6% in the period under review and came to 2.5% in May.

We forecast that the year-on-year change rate of the consumer price index will exceed the 2% mark due to base effects in the final quarter of this year. However, inflation is again expected to fall below this mark in 2003. Historical developments corroborate this forecast: after World War II inflation has always decelerated after a recession (except from the 1949 contraction). The economic reason for this phenomenon is the fact that during an economic upturn, labor productivity gains momentum for cyclical reasons, which, in turn, brings down unit labor costs. We do not see any reason why the current inflation development should deviate from this historical pattern, given the substantial under-utilization of capacities in the industrial sector and the economy as a whole, and the fact that unit labor costs were on the decline for the second quarter in succession. According to economic surveys by several research institutes in the United States, U.S. companies have been reporting higher input costs for several months. However, from our point of view, these price increase at the early stages of the production chain point to an economic recovery rather than to inflation risks. In 1994 a much sharper increase in prices at the early stages of the production chain did not

result in any significant upward pressures on consumer prices. In its most recent Beige Book, the Federal Reserve comes to a similar conclusion: "New York and Dallas reported that manufacturers generally were not able to pass along higher input costs." [8]

Key Interest Rates

No interest rate hikes before November 2002

After its latest meeting on June 26, 2002 the Federal Reserve Open Market Committee (FOMC) announced that it considered the risks to achieving its long-term objectives, i.e. sustainable economic growth and price stability, as being balanced. Against the background of the ailing U.S. stock markets, which mirror the wide spread uncertainty, the FOMC is expected to maintain its neutral stance at its forthcoming meeting in August 2002, despite the clear signs of an economic upturn. The fact that there are no inflation risks at the consumer price level makes the decision to postpone the return to a tighter monetary policy all the easier. We expect that the Fed will allude to forthcoming interest rate hikes after the September FOMC meeting by indicating its "bias to tighten". These interest rate hikes will then be effected in November 2002. The main argument for raising key interest rates in autumn 2002 is the fact that, at a federal funds target rate of no more than 1.75%, U.S. monetary policy is extremely accommodative. In real terms, key interest rates stand between +0.75% and -0.75%, depending on the parameters applied in the calculation. The current level of real interest rates thus provides a powerful monetary stimulus to the U.S. economy whose potential growth comes to around 3.5% per year according to our estimates. Furthermore, the ISM Manufacturing and Non-Manufacturing Indices, to which the Federal Reserve attaches particular importance, showed that the U.S. economy turned onto a clearly expansionary path in May. Nevertheless, according to the minutes of the March FOMC meeting, the Federal Reserve has, in view of the current economic situation, decided to continue to keep a close eye on corporate investment: "Once the ongoing inventory correction was completed, however, it was not clear to what extent final demand in key sectors of the economy, notably business capital investment, would provide support for further economic growth." [9] However, as we expect a rebound in investment activity - and this can already be seen from the development of orders for capital goods (without defense) - the concerns of the FOMC with regard to corporate investment are set to dwindle in the coming months.

Despite our positive growth scenario, we do not expect the output gap to be closed before year-end 2003. As a result, immediate inflation risks are not in sight, which enables the Federal Reserve to implement interest rate hikes in small steps. Against this background, we forecast that the federal funds target rate will attain 2.25% at year-end 2002 and 4.25% at year-end 2003. Despite this forecasted massive monetary tightening, the Federal Reserve is still set to pursue a slightly expansionary monetary policy at year-end 2003.

Bond Market Trends

Sustainable economic recovery - yields will hit 6.0% in spring 2003

The flood of positive economic news at first, not surprisingly, fuelled the development of long-term government bond yields. Yields for 10-year U.S. Treasury notes increased from 4.1% at the beginning of November 2001 to more than 5.4% in the second half of March 2002. Since then, however, yields have been on the decline. At the end of June 2002, effective yields for 10-year government bonds dropped below 4.8%. The U.S. bond markets benefited from the persistent Wall Street malaise and economic

crises in a number of emerging market countries. The sentiment amongst stock market participants was hurt by a number of factors. First of all, as a result of the Enron and WorldCom disasters, investors have become increasingly concerned about the reliability of the accounting and reporting practices of U.S. companies. Secondly, the objectivity of analysts was under fire after it has been revealed that an important U.S. investment bank had issued certain buy recommendations to serve its own interests. Thirdly, in view of the geopolitical tensions there is a threat of military action, which could result in soaring crude oil prices. And finally, a number of capital market players still seem to be concerned that the economy will return onto a downward path - or even slide back into recession - once the stimulus from inventory restocking has tapered off.

However, the uncertainty which currently dominates the markets and which is partly mirrored in the sharp increase in gold prices, is set to dwindle once the forecasted economic recovery continues to gain ground. With an interest rate hike by the Federal Reserve, which we expect for November 2002, the economic upturn will be "officially acknowledged". As a result, the trailing price/earnings ratios of U.S. stocks will be brought back to a more reasonable level as soon as the companies that are listed in the S&P 500 Index report the double-digit increase in corporate profits per share, as forecasted by us. Furthermore, during the past 10 years, the annual growth rate of earnings per share on average exceeded the corresponding growth rate of corporate profits after tax in the national income and product accounts by less than one percentage point. This shows that the alleged misrepresentation of the earnings situation of U.S. companies who report their results in accordance with US-GAAP cannot be too significant. We therefore expect that the forecasted recovery of the U.S. stock markets will result in the restructuring of portfolios to the disadvantage of bonds. This development will be pushed by the current real yield for 10-year government bonds, which, at 2.5% [10], is extremely low in a scenario of an economic upturn. In addition to this there is the possibility that worries over inflation, albeit unjustified, might once more grip the markets during the continuing economic upturn. However, unlike in 1994, the upward movement in prices at the early stages of the production chain, as evidenced by several economic surveys, has not yet triggered inflation fears on the capital markets. We therefore expect 10-year U.S. Treasuries to yield 6.0% in spring 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See: Dirk Chlench, "Don't bet on a double dip in the United States", January/February 2002, http://www.essenhyp.com/investors/heads.cfat.html
2. See: Kevin L. Kliesen and Daniel L. Thornton, "Does a mild recession imply a weak recovery?", April 2002, National Economic Trends, Federal Reserve Bank of St. Louis
3. See: Kevin L. Kliesen, "Full Steam Ahead?", April 2002, The Regional Economist, p. 19, Federal Reserve Bank of St. Louis
4. See: Bruce Steinberg, "Forecast Addendum", 31 May 2002, Merrill Lynch
5. See: Federal Reserve Bulletin, "The U.S. Flow of Funds Accounts and their Uses", July 2001, p. 434f.
6. See: OECD Outlook, Volume 2001/2, No. 70, December, p. 261
7. See VI. Current Developments
8. See: The Beige Book, Summary, June 2002, http://www.federalreserve.gov/FOMC/BeigeBook/2002/20020612/Default.htm
9. See: http://www.federalreserve.gov/fomc/MINUTES/20020319.HTM
10. deflated by the year-on-year change rate of the consumer price index less energy and food

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Interest Rate Forecast Meeting on Aug 19, 2002

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of Aug 19, 2002: 3.36%

	3st quarter of 2002	4th quarter of 2002	1st quarter of 2003	2nd quarter of 2003	3nd quarter of 2003
Median Forecast	3.40%	3.40%	3.50%	3.70%	3.80%
Highest Forecast	3.50%	3.50%	3.80%	4.00%	4.30%
Lowest Forecast	3.30%	3.15%	3.25%	3.30%	3.30%
as of Quarter-end					

Forecast for the 10-year Pfandbrief yields
Status as of Aug 19, 2002: 4.90%

	3st quarter of 2002	4th quarter of 2002	1st quarter of 2003	2nd quarter of 2003	3nd quarter of 2003
Median Forecast	4.95%	5.10%	5.20%	5.40%	5.50%
Highest Forecast	5.20%	5.40%	5.60%	5.85%	5.80%
Lowest Forecast	4.80%	4.75%	4.50%	4.63%	4.75%
as of Quarter-end					

Participants:

Andreas Speer, Bayerische Landesbank, München
Dr. Harald Loy, Landeszentralbank in NRW, Düsseldorf
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Hauke Finger, Hypothekenbank in Essen AG, Essen
Nicole de Haan, Bankhaus Lampe, Düsseldorf
Matthias Bösing, Hypothekenbank in Essen AG, Essen
Axel Frein, Bankhaus Lampe, Düsseldorf
Olaf Beckmann, DeKa Investment Management, Frankfurt am Main
Dr. Hans Dietrich Freiherr von Loeffelholz, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dr. Karsten Junius,DekaBank, Frankfurt am Main
Thomas Fußhöller, Deutsche Postbank AG, Bonn
Rainer Maucher, Gemeinnützige Hertiestiftung, Frankfurt am Main
Stefan Schilbe, HSBC Trinkaus & Burkhardt, Düsseldorf
Dr. Johannes Maier, Postbank Financial Services, Frankfurt am Main
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Ekkehard Link, National-Bank AG, Essen
Dieter Thomaschowski, da Vinci Asset Management AG, Frankfurt am Main
Ralf Baczewski, Falke Bank AG, Düsseldorf
Helmut Goecker, Westfalenbank AG, Bochum
Robert Holl, Westfälische Landschaft Bodenkreditbank, Münster
Stefan Hentschel, Bankhaus Lampe, Düsseldorf

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2002

- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

The following roadshows are planned for 2002 (subject to alterations):

October 21-25, 2002	Middle East (Abu Dhabi, Bahrain, Kuwait, Dubai)
November 11-15, 2002	Eastern Europe
December 2-6, 2002	Germany

Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes: *) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



Announcement:
Date of publication Interim Reports
as of Sep 30th, 2002 - Nov 12th, 2002

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf
- Press Release Annual Report (German version) pdf

- Interim Report as of June 30, 2002 (pdf)
- Press Release Interim Report (English version) pdf
- Press Release Interim Report (German version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998

Order Service

These items are available:

- [ ] Interim Report June 30,2002 English
- [ ] Interim Report June 30,2002 German
- [ ] Annual Report 2001 English
- [ ] Annual Report 2001 German
- [ ] Annual Report 2000 English
- [ ] Annual Report 2000 German
- [ ] Annual Report 1999 English
- [ ] Annual Report 1999 German
- [ ] Annual Report 1998 English
- [ ] Annual Report 1998 German

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Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of

course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for: ______

Departments/Activities

- ☐ Treasury
- ☐ Property Financing
- ☐ Property Management
- ☐ International Capital Markets
- ☐ Public Relations/Marketing
- ☐ Corporate Management
- ☐ Settlements
- ☐ Accounting and Taxes
- ☐ Controlling
- ☐ EDP, IT
- ☐ Personnel Department
- ☐ Legal Department
- ☐ Support Office of the Board of Managing Directors
- ☐ Secretariat of the Board of Managing Directors

Availability: ______

Surname: ______

First name: ______

Street: ______

Postal code / ZIP code ______

Town: ______

Country: ______

Telephone: ______

Fax: ______

E-mail: @______

Skills/Professional experience ______

Resume: ______

Submit Reset

International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue Pfandbriefe and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are

Download Brochure (PDF)
"In the Spotlight:
International Real Estate
Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners

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International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



Rainer Polenz

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Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless **Global Head of Capital Markets and Treasury**
- Hauke Finger **Deputy Head of Capital Markets and Treasury**

Capital Markets

- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Heidi Riedel
- Michael Leineweber

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Clench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Bonds & Notes

State supervision of the German mortgage banks and the security of Pfandbriefe
Basic Principles of the German Mortgage Bank Act

The combination of banking methods to safeguard against general risks deriving from banking business has enabled the German mortgage banks to achieve a degree of security unequalled in any other way in the past 100 years. The Mortgage Bank Act, in conjunction with intensive State supervision, achieved this through the following:

- in general, by confining the field of permitted banking transactions to mortgage and communal credit;
- in individual cases, by only permitting loans to be granted if the security is offered in the form of charges of a quality regulated by law on real estate of stable value or in the form of claims guaranteed directly or indirectly by government authorities, and
- when an extensive match of maturities and interest rates in lending and deposit operations is ensured.

There are also high requirements on the quality of cover for Pfandbriefe. Thus the Mortgage Bank Act contains a number of regulations to safeguard the quality of the cover claims and the preference given to creditors in the event of bankruptcy. The overall range of regulations for the covering of Pfandbriefe includes:

- provisions governing the legal structuring of the cover claims, as well as
- requirements relating to the establishment of the lending value;
- the organization of the valuation;
- the composition and handling of the collateral pools.

Mortgage banks have to ensure that principal and interest claims of Mortgage and Public Pfandbriefe creditors are matched by principal and interest claims of at least the same amount in the relevant collateral pool. The banks are required to ensure that sufficient cover is available at all times.
This is supported by the institution of the Trustee who is appointed by the BAFin. Without the prior approval of the Trustee the bank is not allowed to dispose of the assets in the collateral pool.

Experience from the daily practice has shown that the provisions of the Mortgage Bank Act are an adequate basis for the supervision of the mortgage banks' activities.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.07.2002

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 420	300	07/99	1,323	3,500	05/11/02	27/10/98	1-4/6/8/15	AAA/Aa1
257 426	250	10/01	1,750	3,000	03/02/03	17/10/01	1-7/10/18/22	AAA/Aa1
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mo Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Gold Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothe 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

The EURO 10 billion DIP was signed on May 28, 1998, increased to EURO 15 billion in October 2001 and increased again to EURO 20 billion in July 2002, to facilitate Essen Hyp's funding in the international capital markets.

It is anticipated by Essen Hyp that mainly structured funding will materialise under the Program. However any underlying risk exposure in a structured deal must be hedged out. Normally the swap will be done with the dealer offering the transaction. Minimum rating for the swap counterparty is AA- (S&P).

Consequently EUR Jumbo Pfandbriefe, Global Public Sector Pfandbriefe and similar benchmarks will be launched outside the DIP.

The Program allows international fund raising in almost any currency through a public or private placement either on a syndicated or a non-syndicated basis. All funding proceeds will be swapped back into EURIBOR. The German mortgage law prohibits any exposure to currency risks.

Maturities range from 2 - 30 years, as the case may be. There is no specific maturity target.

Notes may be issued in bearer or registered form (including Public Sector Pfandbriefe). Depending on the agreement between the issuer and the relevant dealer Notes may be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes unless otherwise agreed. The minimum size of a draw down will be EUR 5 million.

The Program has been listed on the Luxembourg Stock Exchange. The terms provide for a listing of the Notes (including Public Sector Pfandbriefe) in bearer form on the Duesseldorf Stock Exchange or another stock exchange, as the case may be. Notes (including Public Sector Pfandbriefe) in registered form will not be listed on any stock exchange.

The following ratings have been assigned to Notes issued under the Program:

	Standard & Poor's	Moody's
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3
Public Sector Pfandbriefe	AAA	Aa1

The Program is governed by German Law.

Arrangers of the Program have been Commerzbank and Merrill Lynch International. Dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais, SG Investment Banking. The DIP is open to reverse inquiry and bids are welcome.

Please feel free to contact, at Essen Hyp, (Fax: + 49-201-8135-399):

Günter Pless

Head of Treasury
Contact
Tel.: +49 2 01 81 35-3 65

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the signing of its EUR 5,000,000,000 Euro Commercial Paper Program in December 1998 Essen Hyp is in a position to issue short-term Notes from the very beginning of 1999.

Essen Hyp will use the Euro CP Program very actively to meet its refinancing requirements on a highly flexible and cost-saving basis.

The Program allows draw downs in EUR or other internationally recognised currencies on which Essen Hyp and the Dealer(s) agree. The Notes shall have a term to maturity of not less than two days where Notes are cleared through Euroclear and/or Cedel and of not less than seven days where clearing is through Clearing AG and, in both cases, of not more than two years minus one day subject to legal or regulatory requirements. The minimum amount of the Notes shall be EUR 2,500,000. Definitive Notes will not be issued.

Furthermore, the Program has some outstanding features as Notes might be issued as:

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which might be listed on a German stock exchange. The Notes maY Be deposited with the European Central Bank as Tier I securities.

Floating Rate Notes shall have a life of at least six months and a minimum period between successive interest payment dates of three months, unless otherwise agreed. The reference rate shall be EURIBOR, unless otherwise agreed.

The Program itself will be listed in the official market on the Duesseldorf Stock Exchange. Individual Notes may be listed either on the Duesseldorf Stock Exchange with official quotation or another stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 ; Moody's: P-1

Commerzbank has been the Program arranger. Regular dealers are Bayerische Hypo- und Vereinsbank AG, Commerzbank AG, Deutsche Bank AG and Société Générale. Day-to-day dealer: Goldman Sachs, London.

The Program supplements the Essen Hyp EUR 10 billion Debt Issuance Program signed in May 1998 and increased to EUR 15 billion in October 2001.

Please feel free to contact:
Essen Hyp, Money Market desk (Fax: + 49-201-8135-399):

Heidi Riedel
Head of Money Market
Contact
Tel.: +49 2 01 81 35-3 71

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Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice President

Executive Vice President

Hans-Jürgen Kröncke, Haltern

About Us

Trustees

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Dr. Johannes Werner Schmidt, Essen (since Nov 1, 1998) Deputy

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About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Wolfgang Schuppli
Deputy Chairman;
Lawyer, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Executive Vice President,
Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. Dr. Paul Klemmer
President of the Rhine-Westphalia Institute for Economic Research, Essen

Uwe Kruschinski
Member of the Board of Managing Directors, Hamburgische Landesbank-Girozentrale, Hamburg

Dr. Klaus Marquardt,
Bochum

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Berta Schuppli
Graduate Economist, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

About Us

Imprint



Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Agency (BAFin).

Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
> E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims, legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
› E-mail: info@ve-k.de

Credit Research

Overview

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview). Interim updates are presented on subordinate sites to facilitate comparisons.

Public-sector Loans

Breakdown of cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Effects of increasing/falling interest rates on the cover pool's market value

- **Surplus cover**

Non-cover assets

Breakdown of non-cover assets
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- by type of property, region and LTV
- Foreign loans by type of property, country and LTV

- **Surplus cover**

Breakdown of non-cover assets
- Loans with a LTV > 60%

Derivatives

- Counterparty ratings
- Yield curve distribution

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Ratings

- Overview

(Download Acrobat Reader ®)

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch — as of September 30, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	21,927	41.56
AA+ / Aa1 / AA+	7,597	14.40
AA / Aa2 / AA	7,301	13.84
AA- / Aa3 / AA-	3,087	5.85
A+/A1/A+	1,059	2.01
A / A2/ A	850	1.61
A- / A3 / A-	590	1.12
BBB+ / Baa1 / BBB+	212	0.40
BB- / Ba3 / BB-	50	0.09
Without rating *	10,087	19.12
Total	**52,760**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	5,058	9.59
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,505	8.54
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	524	0.99
Total	**10,087**	**19.12**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,760 m

Information as permitted
by banking confidentiality.

as of September 30, 2002

Please click on the different parts of the pie chart for further information.


Public-sector banks
and savings banks
31.77 %
Loans
within
the EU
11.63 %
8.54 %
Cities, municipalities,
non-profit organizations
and loans guaranteed
by municipal authorities
Federal Government of Germany,
Federal Government's special fund
and "Laender"
(individual German states)
48.06 %

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	25,355	48.06
Public-sector banks and saving banks	16,763	31.77
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,504	8.54
Loans within the EU	6,138	11.63
Total	**52,760**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,760 m

Information as permitted
by banking confidentiality. **by borrower as of September 30, 2002**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	4,199
Federal Government's Special Fund	2,095
Laender (individual German Federal States)	19,061
Total	**25,355**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,760 m

Information as permitted
by banking confidentiality. *by borrower as of September 30, 2002*

Public-sector banks and savings banks	in Euro m
Public-sector banks	13,807
Savings banks in	in Euro m
Baden-Wuerttemberg	383
Bavaria	134
Berlin	0
Brandenburg	0
Bremen	10
Hamburg	20
Hesse	86
Lower Saxony	480
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,574
Rhineland-Palatinate	18
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	164
Thuringia	0
Mortgage loans guaranteed by the public-sector	49
Total	**16,763**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,760 m

Information as permitted
by banking confidentiality. **by borrower as of September 30, 2002**

Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	259
Bavaria	367
Berlin	14
Brandenburg	9
Bremen	159
Hamburg	286
Hesse	246
Lower Saxony	609
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	1,827
Rhineland-Palatinate	188
Saarland	115
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	370
Thuringia	9
Total	**4,504**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,760 m

Information as permitted
by banking confidentiality. **by borrower as of September 30, 2002**

Loans within the EU	in Euro m
Public-sector banks in EU member states	990
EU member states	2,936
EU regional governments	1,074
EU member states' cities and municipalities	139
Loans guaranteed by EU member states	862
EU institutions	137
Total	**6,138**

Public-sector loans

Breakdown of cover pool by countries

as of September 30, 2002

by countries	in Euro m	in %
Austria	808	1.53
Belgium	280	0.53
EU Institutions	137	0.26
Finland	51	0.10
France	511	0.97
Germany	46,622	88.37
Greece	750	1.42
Ireland	9	0.02
Italy	447	0.85
Portugal	702	1.33
Spain	770	1.46
Sweden	118	0.22
The Netherlands	144	0.27
The United States*	112	0.21
Other	1,299	2.46
Total	**52,760**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

as of September 30, 2002

Risk weighting	in Euro m	in %
0%	33,940	64.33
10%	6,772	12.84
20%	11,998	22.74
100%	50	0.09
Total	**52,760**	**100.00**

Public-sector loans

Public-sector loans
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount **as of August 31, 2002**

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	52.62	54.67	51.72	57.95
Public-sector *Pfandbriefe*	-51.74	-52.39	-50.77	-54.11
Surplus cover	0.87	2.28	0.95	3.84
Surplus cover of *Pfandbriefe* outstanding	1.7%	4.4%	1.9%	7.1%

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29/02/2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31/03/2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30/04/2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31/05/2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30/06/2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31/07/2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31/08/2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30/09/2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31/10/2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30/11/2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31/12/2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
30/09/2002	51,635.61	52,759.97	1.124.36	2.2	194.00	0.4	2.6

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **as of September 30, 2002**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	34	0.80
AA- / Aa3 / AA-	1,210	28.55
A+ / A1 / A+	792	18.69
A / A2 / A	1,376	32.47
A- / A3 / A-	305	7.20
BBB+ / Baa1 / BBB+	104	2.45
BBB / Baa2 / BBB	50	1.18
BBB- /Baa3 /BBB-	45	1.06
BB+ / Ba1 / BB+	50	1.18
BB- / Ba3 /BB-	0	0.00
Without rating *	263	6.21
Total	**4,238**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	83	31.56
International credit institutions	80	30.42
Other (e.g. financial institutions)	100	38.02
Total	**263**	**100.00**

Breakdown of non-cover assets

by borrowers

as of September 30, 2002

by borrowers	in Euro m	in %
National credit institutions	1,377	32.49
Foreign Governments and municipalities	344	8.12
International credit institutions	1,633	38.53
Other foreign financial institutions (guaranteed by national or international credit institutions)	710	16.75
Others	174	4.11
Total	**4,238**	**100.00**

Breakdown of non-cover assets

by countries

as of September 30, 2002

by countries	in Euro m	in %
Germany	1,437	33.91
EU member states without Germany		
The Netherlands	966	22.79
France	297	7.01
Austria	382	9.01
Belgium	0	0.00
Great Britain	174	4.11
Italy	200	4.72
Irland	80	1.89
Portugal	100	2.36
Spain	20	0.47
Finland	0	0.00
Sweden	126	2.97
	2,345	
Others	111	2.62
Non EU member states in Western Europe	0	0.00
EU candidate countries	345	8.14
Total	**4,238**	**100.00**

Breakdown of non-cover assets

by risk weighting

as of September 30, 2002

Risk weighting	in Euro m	in %
0%	109	2.57
10%	310	7.31
20%	2,868	67.67
100%	951	22.44
Total	**4,238**	**100.00**

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

Download as PDF

Commercial Properties in Euro m — **as of September 30, 2002**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	409.6	37.7	1.3	0.3	15.9	14.1	1.9	7.0	0.0	0.0	427.4	33.9
	West **	166.0	15.3	67.4	17.6	36.7	32.6	8.0	29.3	16.4	47.1	227.1	18.0
	East ***	24.3	2.2	25.2	6.6	2.6	2.3	0.9	3.3	1.1	3.2	28.9	2.3
Building sites	West **	0.3	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.4	0.1	0.4	0.0	0.0	1.8	0.1
	West **	58.2	5.4	37.9	9.9	7.5	6.7	1.0	3.7	0.2	0.6	66.9	5.3
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.6	0.7	0.1
Shops	West **	131.6	12.1	102.9	26.8	5.3	4.7	0.7	2.6	0.4	1.1	138.0	10.9
	East ***	52.8	4.9	22.3	5.8	13.2	11.7	5.6	20.5	4.8	13.8	76.4	6.1
Hotels and restaurants	Foreign countries	18.0	1.7	0.0	0.0	1.0	0.9	0.0	0.0	0.0	0.0	19.0	1.5
	West **	40.6	3.7	26.0	6.8	5.5	4.9	2.4	8.8	4.2	12.1	52.7	4.2
	East ***	12.2	1.1	8.1	2.1	4.0	3.6	1.8	6.6	2.1	6.0	20.1	1.6
Other non-residential properties	West **	134.7	12.4	78.7	20.5	13.3	11.8	3.0	11.0	1.4	4.0	152.4	12.1
Ware-houses and exhibition buildings	Foreign countries	5.5	0.5	0.0	0.0	0.6	0.5	0.0	0.0	0.0	0.0	6.1	0.5
	West **	29.0	2.7	12.9	3.4	6.5	5.8	1.9	7.0	4.0	11.5	41.4	3.3
	East ***	2.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.2
Total commercial	Foreign countries	434.4	39.9	1.3	0.3	17.9	15.9	2.0	7.3	0.0	0.0	454.3	36.0

properties	West **	560.4	51.5	326.0	85.1	74.8	66.4	17.0	62.3	26.6	76.5	678.8	53.8
	East ***	92.6	8.5	56.0	14.6	19.9	17.7	8.3	30.4	8.2	23.5	129.0	10.2
	Total	**1,087.4**	**100.0**	**383.3**	**100.0**	**112.6**	**100.0**	**27.3**	**100.0**	**34.8**	**100.0**	**1,262.1**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,128.8	51.4	561.9	43.6	37.1	34.8	1.2	9.1	0.6	5.0	1,167.7	50.1
	East ***	96.0	4.4	34.8	2.7	4.1	3.8	0.2	1.5	0.0	0.1	100.3	4.3
Owned flats	West **	307.2	14.0	153.2	11.9	15.5	14.6	1.4	10.6	1.0	8.3	325.1	14.0
	East ***	15.1	0.7	9.0	0.7	0.8	0.8	0.1	0.9	0.1	0.8	16.1	0.7
Residen-tial con-struction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	525.3	23.9	435.7	33.8	37.0	34.7	7.7	58.2	7.9	65.2	577.9	24.8
	East ***	125.1	5.7	92.2	7.2	11.8	11.1	2.6	19.7	2.5	20.6	142.0	6.1
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.0	0.0	0.0	0.0	0.9	0.0
	West **	1,961.3	89.2	1,150.8	89.4	89.6	84.1	10.3	77.9	9.5	78.4	2,070.7	88.9
	East ***	236.2	10.7	136.0	10.6	16.7	15.7	2.9	22.1	2.6	21.6	258.4	11.1
	Total	**2,198.2**	**100.0**	**1,287.4**	**100.0**	**106.5**	**100.0**	**13.2**	**100.0**	**12.1**	**100.0**	**2,330.0**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	435.1	95.6	1.9	0.1	18.1	4.0	2.0	0.4	0.0	0.0	455.2	12.7
	West **	2,521.7	91.7	1,476.8	88.4	164.4	6.0	27.3	1.0	36.1	1.3	2,749.5	76.5
	East ***	328.8	84.9	192.0	11.5	36.6	9.4	11.2	2.9	10.8	2.8	387.4	10.8
	Total	**3,285.6**	**91.5**	**1,670.7**	**100.0**	**219.1**	**6.1**	**40.5**	**1.1**	**46.9**	**1.3**	**3,592.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Download as PDF

Commercial Properties in Euro m **as of September 30, 2002**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.3
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.7
	France	27.8	0.1	0.0	0.0	0.0	27.8	6.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.4
Hotels and restaurants	France	18.0	0.0	1.0	0.0	0.0	19.0	4.2
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.6	0.0	0.0	6.1	1.3
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.3
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.7
	France	45.8	0.1	1.0	0.0	0.0	46.8	10.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.7
	Total	434.4	1.3	17.9	2.0	0.0	454.3	100.0

Residential Properties in Euro m **as of September 30, 2002**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total Living real estates	Belgium	0.7	0.6	0.2	0.0	0.0	0.9	100.0
	Total	0.7	0.6	0.2	0.0	0.0	0.9	100.0

Total in Euro m **as of September 30, 2002**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.8	0.2	0.0	0.0	2.2	0.5
	England	380.5	0.0	15.9	1.9	0.0	398.3	87.5
	France	45.8	0.1	1.0	0.0	0.0	46.8	10.3
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.7
	Total	435.1	1.9	18.1	2.0	0.0	455.2	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31/01/2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29/02/2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31/03/2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30/04/2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31/05/2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30/06/2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31/07/2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31/08/2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30/09/2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31/10/2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30/11/2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31/12/2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.6
31/08/2002	1,626.47	1,720.36	93.89	5.8	18.5	1.1	6.9
30/09/2002	1,669.35	1,800.33	130.98	7.8	38.4	2.3	10.1

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/01/2000	12.36
29/02/2000	12.24
31/03/2000	12.04
30/04/2000	11.80
31/05/2000	11.78
30/06/2000	11.88
31/07/2000	11.79
31/08/2000	11.61
30/09/2000	11.43
31/10/2000	11.38
30/11/2000	11.36
31/12/2000	11.80
31/01/2001	11.38
28/02/2001	11.32
31/03/2001	11.18
30/04/2001	11.10
31/05/2001	11.71
30/06/2001	11.47
31/07/2001	11.34
31/08/2001	11.08
30/09/2001	11.04
31/10/2001	11.54
30/11/2001	11.51
31/12/2001	11.75
31/01/2002	11.73
28/02/2002	11.43
31/03/2002	11.37
30/04/2002	11.75
31/05/2002	11.76
30/06/2002	11.86
31/07/2002	12.20
31/08/2002	12.08
30/09/2002	12.35

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **as of September 30, 2002**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	203.8	0.32	1,016.8	1.01	5,939.3	8.35	7,159.9	3.03
Double A	31,842.4	49.40	49,638.4	49.19	34,172.5	48.09	115,653.4	48.92
Single A	32,403.1	50.28	50,050.2	49.59	30,662.0	43.15	113,115.3	47.84
Not rated		0.00	215.0	0.21	292.6	0.41	507.5	0.21
Total	**64,449.3**	**100.00**	**100,920.4**	**100.00**	**71,066.4**	**100.00**	**236,436.1**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity

as of September 30, 2002

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	61,901.3	96.05	99,281.1	98.38	68,621.5	96.56	229,803.9	97.19
Swaptions	600.6	0.93	819.8	0.81	1,512.1	2.13	2,932.5	1.24
Other interest rate derivatives	500.0	0.78	357.9	0.35	425.0	0.60	1,282.9	0.54
Currency swaps	1,447.4	2.25	461.6	0.46	507.8	0.71	2,416.8	1.02
Total	**64,449.3**	**100.00**	**100,920.4**	**100.00**	**71,066.4**	**100.00**	**236,436.1**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Agency (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector Pfandbrief yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %


100
95
90
85
80
75
70
65
60
55
50
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Agency (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to € 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets	**as of Dec 31, 2001**	
Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling € 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value - and thus the amount of the loan - is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2000	51.8	73.0
29/02/2000	90.4	73.0
31/03/2000	77.4	73.0
28/04/2000	41.3	73.0
31/05/2000	75.9	73.0
30/06/2000	67.5	73.0
31/07/2000	72.9	73.0
31/08/2000	68.8	73.0
29/09/2000	78.5	73.0
31/10/2000	80.5	73.0
30/11/2000	73.5	73.0
31/12/2000	72.2	73.0
31/01/2001	74.5	79.1
28/02/2001	71.6	79.1
31/03/2001	80.3	79.1
30/04/2001	67.3	79.1
31/05/2001	77.6	79.1
30/06/2001	77.9	79.1
31/07/2001	77.7	79.1
31/08/2001	75.2	79.1
30/09/2001	81.1	79.1
31/10/2001	78.2	79.1
30/11/2001	88.9	79.1
31/12/2001	82.5	79.1
31/01/2002	74.1	70.1
28/02/2002	70.0	70.1
31/03/2002	72.4	70.1
30/04/2002	73.1	70.1
31/05/2002	70.6	70.1
30/06/2002	68.8	70.1
31/07/2002	63.6	70.1
31/08/2002	75.1	70.1
30/09/2002	75.8	70.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2000	22.2	42.3
29/02/2000	36.3	42.3
31/03/2000	59.7	42.3
28/04/2000	20.8	42.3
31/05/2000	59.0	42.3
30/06/2000	58.8	42.3
31/07/2000	45.9	42.3
31/08/2000	36.2	42.3
29/09/2000	35.4	42.3
31/10/2000	36.5	42.3
30/11/2000	42.0	42.3
31/12/2000	42.3	42.3
31/01/2001	40.0	56.4
28/02/2001	38.2	56.4
31/03/2001	43.9	56.4
30/04/2001	56.6	56.4
31/05/2001	62.6	56.4
30/06/2001	52.7	56.4
31/07/2001	68.9	56.4
31/08/2001	62.9	56.4
30/09/2001	65.8	56.4
31/10/2001	63.5	56.4
30/11/2001	60.3	56.4
31/12/2001	46.6	56.4
31/01/2002	64.0	55.0
28/02/2002	58.3	55.0
31/03/2002	54.6	55.0
30/04/2002	67.3	55.0
31/05/2002	60.8	55.0
30/06/2002	55.4	55.0
31/07/2002	49.5	55.0
31/08/2002	57.0	55.0
30/09/2002	52.4	55.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Agency (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Agency (BAFin).

Date	Average utilization
28/02/2001	10.86%
31/03/2001	13.16%
30/04/2001	17.14%
31/05/2001	17.03%
30/06/2001	18.02%
31/07/2001	14.90%
31/08/2001	18.21%
30/09/2001	17.27%
31/10/2001	18.86%
30/11/2001	16.60%
31/12/2001	14.27%
31/01/2002	13.69%
28/02/2002	15.28%
31/03/2002	12.77%
30/04/2002	15.73%
31/05/2002	16.93%
30/06/2002	15.98%
31/07/2002	11.84%
31/08/2002	12.79%
30/09/2002	14.56%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.4% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of September 30, 2002, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Sep 01 Oct 01 Nov 01 Dec 01 Jan 02 Feb 02 Mar 02 Apr 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/01/2000	4.0	11.5	8.0	23.8
28/02/2000	4.0	11.6	8.0	21.2
31/03/2000	4.0	10.7	8.0	19.7
30/04/2000	4.0	9.9	8.0	19.4
31/05/2000	4.0	9.7	8.0	19.1
30/06/2000	4.0	9.2	8.0	18.2
31/07/2000	4.0	9.5	8.0	18.8
31/08/2000	4.0	9.2	8.0	18.1
30/09/2000	4.0	9.5	8.0	18.8
31/10/2000	4.0	9.6	8.0	18.9
30/11/2000	4.0	9.2	8.0	18.2
31/12/2000	4.0	9.0	8.0	17.9
31/01/2001	4.0	8.2	8.0	16.1
28/02/2001	4.0	8.4	8.0	16.7
31/03/2001	4.0	9.4	8.0	18.5
30/04/2001	4.0	8.3	8.0	16.5
31/05/2001	4.0	8.5	8.0	17.1
29/06/2001	4.0	7.9	8.0	15.8
31/07/2001	4.0	7.8	8.0	15.6
31/08/2001	4.0	8.0	8.0	16.1
30/09/2001	4.0	8.1	8.0	16.2
31/10/2001	4.0	7.8	8.0	15.6
30/11/2001	4.0	8.0	8.0	15.9
31/12/2001	4.0	7.7	8.0	15.3
31/01/2002	4.0	7.6	8.0	15.2
28/02/2002	4.0	7.4	8.0	14.8
31/03/2002	4.0	7.2	8.0	14.5
30/04/2002	4.0	7.1	8.0	14.2
31/05/2002	4.0	7.0	8.0	14.1
30/06/2002	4.0	6.7	8.0	13.3
31/07/2002	4.0	6.8	8.0	13.5
31/08/2002	4.0	6.6	8.0	13.2
30/09/2002	4.0	6.2	8.0	12.4

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2000	1.29	1.0
31/01/2001	1.52	1.0
28/02/2001	1.17	1.0
31/03/2001	1.08	1.0
30/04/2001	1.36	1.0
31/05/2001	1.75	1.0
29/06/2001	1.30	1.0
31/07/2001	1.32	1.0
31/08/2001	1.55	1.0
30/09/2001	1.79	1.0
31/10/2001	1.89	1.0
30/11/2001	1.38	1.0
31/12/2001	1.38	1.0
31/01/2002	1.96	1.0
28/02/2002	1.34	1.0
31/03/2002	1.55	1.0
30/04/2002	1.92	1.0
31/05/2002	1.40	1.0
30/06/2002	1.75	1.0
31/07/2002	1.46	1.0
31/08/2002	1.68	1.0
30/09/2002	1.24	1.0

Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook negative)	A (outlook negative)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.

▷ Moody's — Rating analysis as of June 2002.

▷ Fitch — Extract; the complete report can be obtained from Fitch.

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